SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

 1934

December 01, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc

(Registrant's name)

 15 Adam Street

London, England WC2N 6LA

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F

    ---                               ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X

---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X

---                         ---

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes                  No X

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

1 December 2017

Smith & Nephew plc (the "Company")

Voting Rights and Capital

In conformity with Rule 5.6 of the FCA's Disclosure and Transparency Rules:-

The total issued share capital of Smith & Nephew plc as at 30 November 2017 comprises 890,855,310 Ordinary Shares of US20¢ each ("Ordinary Shares"), including 16,156,153 Ordinary Shares held in treasury.

The Company's issued share capital, with one voting right per share, therefore consists of 874,699,157 Ordinary Shares.  This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc

(Registrant)

Date: December 01, 2017

By: /s/ Susan Swabey

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Susan Swabey

Company Secretary